

September 16, 2021

H. W. Bromley
Chief Financial Officer
Kidoz Inc.
Hansa Bank Building, Ground Floor, Landsome Road
AI 2640, The Valley, Anguilla, B.W.I

> **Re: Kidoz Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed April 1, 2021**
> **File No. 333-120120-01**

Dear Mr. Bromley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Years Ended December 31, 2020 and 2019
Net income (loss) and income (loss) per share, page 21

1. Please retitle your non-GAAP financial measure, EBITDA, as it reflects additional adjustments beyond those described in Exchange Act Release No. 47226. Refer to Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In addition, provide all of the disclosures required by Item 10(e) of Regulation S-K regarding the use of non-GAAP financial measures in Commission filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Stephen Kim at (202) 551-3291 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services